
August 6, 2015

Thomas Friedmann
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

Re: Eagle Point Credit Company Inc.
        Registration Statement on Form N-2
        File Numbers: 333-205540; 811-22974

Dear Mr. Friedmann:

Eagle Point Credit Company Inc. (the "Fund") filed a registration statement on July 7, 2015, which was subsequently amended on July 22, 2015 (the "Registration Statement"). The filings were made for the purpose of registering notes of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

3. Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. Please advise the Staff whether the Fund intends to supplement its registration statement pursuant to which its common and preferred shares are currently offered, in order to reflect the issuance of preferred stock. We may have additional comments.

5. Please explain in your response whether the CLO vehicles in which the Fund invests would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7). Please explain to us why the Fund should not be subject to the same limits regarding investor qualifications (e.g. accredited investors and investment minimums) as registered funds of hedge funds and registered funds of private equity funds. In your explanation, please explain how the CLO vehicles are similar to, and different from, private funds, such as hedge funds and private equity funds. As part of your explanation, please also discuss: (1) the amount of leverage in the Fund's CLO investments, including the average leverage of the Fund's CLO investments that has the highest leverage (e.g. 10 times leverage); (2) whether the Fund has any limits on investment in a CLO investments that exceeds a certain amount of leverage, and (3) whether the managers of the CLO are generally entitled to performance fees, and what those performance fees are based on (e.g. limited to income, or also include performance fees on capital gains).

Cover Page

6. It is disclosed that the Fund does not intend to list the Notes on an exchange. Please include the following additional disclosure: "Thus, an investment in the Notes may not be suitable for investors who may need the money they invest in a specified timeframe."

Prospectus

Prospectus Summary – Eagle Point Credit Company

Page 1

7. Please provide additional details regarding the structure and operation of loan accumulation facilities. In your response, please address the concerns raised by Comment 5 above.

Prospectus Summary – Portfolio

Page 2

8. In your response, please explain to the Staff how the Fund is able to compile the information regarding loan and borrower characteristics underling the CLOs in which the Fund invests? Have the CLO vehicles provided the Fund with portfolio information as of March 31, 2015?

Prospectus Summary – Initial Public Offering

Page 3

9. It is stated that the Fund has made three quarterly distributions on its common stock, representing a 12% annualized rate of distribution. The disclosure states that 45% and

32%, respectively, of the two first two distributions represent return of capital. Please explain briefly the tax consequences for shareholders of receiving distributions that may be characterized as return of capital.

<u>Prospectus Summary – Summary Risk Factors – First Loss Risk of CLO Equity and Subordinate Securities</u>

Page 9

10. Please include additional disclosure that CLO vehicles are highly leveraged and provide the average leverage of the CLO vehicles in which the Fund invests (see Comment 5 above), which subjects the Fund's investments, i.e. CLO equity and debt tranches, to higher risk of total loss. Please also include the disclosure on the Cover Page.

<u>The Offering – Use of Proceeds</u>

Page 14

11. Please disclose whether proceeds from the notes offering may be used to maintain the Fund's distribution rate. We may have additional comments.

<u>Business – Overview of Senior Secured Loans</u>

Page 49

12. The graph illustrating the lagging 12-month default rate of the S&P/LSTA Leveraged Loan Index appears to be missing years 2004, 2008 and 2012 on the x-axis. Please explain in your response.

<u>Business – Temporary Defensive Position</u>

Page 57

13. The disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or short-term fixed income securities. Please explain that taking a defensive position may not be possible given the illiquid nature of the Fund's investments.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser